Atlanta Office
171 17th Street NW, Suite 2100
Atlanta, GA  30363-1031
Direct phone: 404.873.8528
Direct fax: 404.873.8529
E-mail: stephen.fox@agg.com
December 21, 2016
VIA EDGAR
Ms. Wei Lu
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

RE:          RPC, Inc.
Form 10-K for the Fiscal Year ended December 31, 2015
Filed:  February 29, 2016
Form 8-K
Filed:  October 26, 2016
File No.:  001-08726

Your comment letter dated December 15, 2016
Dear Ms. Lu:
With reference to your office's correspondence dated December 15, 2016, consisting of some questions about the above-referenced filing, this confirms our conversations occurring on December 20, 2016 in which I indicated that RPC, Inc. expects to file its response to those comments during the latter portion of the week of January 9, 2017.
Please contact me with any questions or comments you may have.
                                                            Very truly yours,
                                                            /s/ Stephen D. Fox
                                                            Stephen D. Fox

SDF:imlg
cc:          Mr. Ben M. Palmer (via email)